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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF JANUARY , 2004


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
 ------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
UNDER COVER OF FORM 20-F OR FORM 40-F       FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):


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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               PERUSAHAAN PERSEROAN (PERSERO)
                                               PT TELEKOMUNIKASI INDONESIA
                                               ------------------------------
                                                       (REGISTRANT)


DATE          JANUARY 29, 2004          BY        /s/ Rochiman Sukarno
      -----------------------------         ---------------------------------
                                                     (SIGNATURE)

                                                    ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION








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                                  PRESS RELEASE
                            No.TEL.46/PR000/UHI/2004


                   TELKOM SIGNED LOAN AGREEMENT WITH ABN-AMRO

JAKARTA, JANUARY 29, 2004 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM") today signed a short-term loan agreement with ABN-AMRO Bank N.V. Jakarta ("ABN-AMRO") in the amount of USD 129,655,953.00. The loan agreement is a refinancing preparation for exercising the call option of TELKOM's promissory notes which was issued as a result of the buy-out of PT Pramindo Ikat Nusantara ("Pramindo"), TELKOM's KSO partner in Regional Division I Sumatera pursuant to the Sale and Purchase Agreement signed by TELKOM and the Shareholders of Pramindo on August 15, 2002.

The fund of the loan will be available and transferred to an escrow account by January 30, 2004 to finance the call option which will be paid on March 15, 2004 for payment of the promissory notes. Instalment and interests shall be paid to ABN AMRO in 10 month of monthly basis payments starting from March 31, 2004 to December 30, 2004.

This loan agreement provides cost of interest saving as a result of the lower interest rate compared to the interest rate applied for the Promissory Note.









WOERYANTO SOERADJI
CORPORATE SECRETARY

For further information please contact:

PT TELEKOMUNIKASI INDONESIA, TBK.
INVESTOR RELATIONS UNIT
Tel.:  62-21-5215109
Fax.:  62-21-5220500
E-mail:   investor@telkom.co.id
Website:  www.telkom.co.id